GLOBAL SUNRISE, INC.

1628 SECOND AVENUE #2C

NEW YORK, NY 10028

1.1.5080 646.415.9903 FAX

October 16, 2006

United States Securities and Exchange Commission

Washington, DC

By Facsimile

Attention Ms. Goldie Walker

Dear Ms. Walker:

As you requested, please let this letter serve as notice that the above named registrant intends to file a letter of acceleration on Wednesday, October 18, 2006 for acceptance of our SB2/A registration statement filed with the commission.

Thank you.

Yours truly

Global Sunrise, Inc.

Brant E. Hodyno, president